Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel    :+91 40 4900 2900

Fax   :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 23, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated August 9, 2019 with regard to the Formulations Manufacturing facility at Shreveport, Louisiana, USA, we would like to inform you that we have received the Establishment Inspection Report (EIR) from US FDA, for the above-referred facility, indicating closure of the audit and the inspection classification of this facility is determined as No Action Indicated (NAI).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)